AVIVA PLC

VIA EDGAR

September 16, 2011

United States Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Attn:           Jim B. Rosenberg

Re:           Aviva plc
Form 20-F for the Year Ended December 31, 2010
Filed March 24, 2011
File No. 1-34486

Dear Mr. Rosenberg,

Our counsel, Dewey & LeBoeuf LLP, appreciated the opportunity to speak with your colleague Sasha Parikh on September 16, 2011 in connection with the staff’s comment letter dated September 14, 2011, with respect to the above-referenced filing.

As discussed, our financial accounting teams are reviewing the comments and need additional time in order to prepare our response.  We intend to file a response that we expect will address your comments in a complete and detailed manner by October 14, 2011.  We understand, based on the staff’s discussion with our counsel, that this extension request will be acceptable.

If you have any comments, or would like further information, please contact the undersigned at +44 20 7662 2525, or Mr. Joseph D. Ferraro with the London Office of Dewey & LeBoeuf LLP at +44 20 7459 5125.

Sincerely,

/s/ David F.S. Rogers

David F.S. Rogers
Chief Accounting Officer

cc:           Ms. Sasha Parikh
Staff Accountant
Securities and Exchange Commission

Mr. Andrew Moss
Chief Executive Officer
Aviva plc

Mr. Joseph D. Ferraro
Dewey & LeBoeuf LLP

LN 552483.2